VIA EDGAR AND FACSIMILE (202-772-9368)

April 30, 2009

U.S. Securities and Exchange Commission Division of Corporation Finance ATTN: Laura Nicholson Mail Stop 7010 Washington, D.C. 20549

Re:

Goldrich Mining Company
Withdrawal Request related to post-effective amendments No. 2 and No. 1 to Registration Statement on Form SB-2  (File No. 333-140899) that were filed on January 6, 2009 and October 24, 2008, respectively.

Ladies and Gentlemen:

Goldrich Mining Company (the “Registrant”) hereby requests withdrawal of its post-effective amendments No. 2 and No. 1 to Registration Statement on Form SB-2  (File No. 333-140899) that were filed with the Securities and Exchange Commission on January 6, 2009 and October 24, 2008, respectively.

Please contact Kenneth Sam at Dorsey & Whitney LLP, counsel to the Registrant, at 303 629-3445 with any questions.

Very truly yours,

Goldrich Mining Company

/s/ Ted R. Sharp

Ted R. Sharp

Chief Financial Officer

cc:  Kenneth G. Sam – Dorsey & Whitney LLP

3412 S. Lincoln Dr.  • Spokane, WA 99203-1650

Office: 509-624-5831 • Cell: 509-990-1039 • Fax: 509-624-2878

R.R.Walt@att.net • www.goldrichmining.com